SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2017

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✓              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                          No    ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding closure of register of members for final dividend  of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on March 29, 2017.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Final Dividend
Closure of Register of Members

Reference is made to the announcement titled “Annual Results for the Year Ended 31 December 2016” of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) dated 24 March 2017 (the “2016 Annual Results Announcement”). Terms used in this announcement shall have the same meaning as those in the 2016 Annual Results Announcement, unless stated otherwise.

At the 12th meeting of the sixth session of the board of directors (the “Board”) of Sinopec Corp., the Board approved the proposal to distribute a final cash dividend of RMB 0.17 (tax inclusive) per share, combining with an interim distributed dividend of RMB0.079 (tax inclusive) per share, the total dividend for the whole year is RMB 0.249 (tax included) per share. The final dividend, if approved at the forthcoming 2016 annual general meeting of the Company, will be paid on or around 28 July 2017 to shareholders whose names appear on the Company’s register of members on 18 July 2017.

For the purpose of ascertaining shareholders who qualify for the final dividend, the register of members of the Company will be closed from Wednesday, 12 July 2017 to Tuesday, 18 July 2017 (Hong Kong time), both days inclusive. In order to qualify for the final dividend for H shares, the holders of H shares must lodge all transfers accompanied by the relevant share certificates with Hong Kong Registrars Limited, no later than 4:30 p.m. on Tuesday, 11 July 2017 (Hong Kong time).

The address of Hong Kong Registrars Limited is 1712-1716 17th Floor Hopewell Centre, 183 Queen’s Road East, Wan Chai Hong Kong

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC,
29 March 2017
As of the date of this announcement, directors of Sinopec Corp. are: Wang Yupu*, Dai Houliang#, Wang Zhigang#, Zhang Haichao#, Jiao Fangzheng#, Ma Yongsheng#, Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+ and Fan Gang+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: March 30, 2017